SO 03/03/03

UFa-28-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

03002455

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 53385

SEC MAIL RECEIVED PROCESSING FEB 2 7 2003 WASH. D.C.

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___JANUARY 1, 2002___ AND ENDING ___DECEMBER 31, 2002___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

    THE LINKS GROUP, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    1029 PLANDOME ROAD
                      (No. And Street)

NEW YORK,	NY	11030
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    JOHN B. THOMPSON II   (203) 227-5533
                                                        (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

    FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA
                      (Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 1 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

MAR 1 0 2003

OATH OR AFFIRMATION

I, _____ JOHN B. THOMPSON II _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ , as of

_____ DECEMBER 31, 2002 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____

_____

Subscribed and sworn to before me
this _6TH_ day _JAN_ 2003
WENDY LYNN SHANNON

Date Comm.. 07/31/05

_____
Notary Public

_____
Signature

_____
CCO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).



SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2003
WASH. D.C. 181

THE LINKS GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
   The Links Group, LLC:

     We have audited the accompanying statement of financial condition of The Links Group, LLC (the "Company") as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Links Group, LLC, as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates, L.L.P.

New York, New York
January 27, 2003

THE LINKS GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

A S S E T S

Cash and cash equivalents	$ 35,967
Fees receivable	44,000
Prepaid expenses	2,624
TOTAL ASSETS	$ 82,591

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accrued expenses and other liabilities	$ 6,000
TOTAL LIABILITIES	6,000

MEMBERS' EQUITY:

Members' equity	76,591
TOTAL MEMBERS' EQUITY	76,591
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 82,591

The accompanying notes are an integral part of this financial statement.

THE LINKS GROUP, LLC
NOTES TO THE FINANCIAL STATEMENT
FOR THE PERIOD FROM MAY 9, 2001, (INCEPTION)
THROUGH DECEMBER 31, 2002

NOTE 1 -   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The Links Group LLC (the "Company") was organized as a limited liability company on May 9, 2001 in the State of Delaware. The Company is registered with the Securities and Exchange Commission as a broker/dealer and is a member of the National Association of Securities Dealers, Inc. The Company clears all trades through a clearing broker-dealer. Accordingly, the Company does not carry customers' accounts and does not receive, deliver or hold cash or securities in connection with customers' securities transactions.

The Company records its transactions in securities on a trade-date basis. Securities listed on a national securities exchange are valued at their last sales price. Securities that are traded on the over-the-counter market are valued at their last closing "bid" price if held long by the Company and their last closing "asked" price if sold short by the Company. The resulting unrealized gains and losses are reflected in income.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2 -   NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Rule also requires minimum net capital in an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2002, the Company had net capital of $29,967 and excess net capital of $24,967.

NOTE 3 -   INCOME TAXES

The Company has elected to be taxed as a partnership under the Internal Revenue Code. Accordingly, no provision has been made in the accompanying financial statements for liabilities for Federal, State or Local income taxes since such liabilities are the responsibility of the individual member.

NOTE 4 -   BROKER DEALER AGREEMENT

       The Company has an agreement with The Private Consulting Group ("PCG"), another broker dealer, whereby PCG introduces the Company to new clients and in turn earns a referral fee from the Company. For the period from May 9, 2001 (inception) through December 31, 2002 these referral fees amounted to $8,995.

NOTE 5 -   SALES REPRESENTATION AGREEMENT

       The Company has entered into a sales representation agreement with a multi-dimensional financial services organization (the "Organization") as a sales representative for the solicitation of investors. With certain defined exceptions, the Company's sole business activity is to be confined to the solicitation of these investors. As consideration for these services, the Company receives a fee at the end of each quarter equal to 35% of the management and incentive fees received by the Organization during that quarter with respect to the funds under management that were introduced by the Company. For the period from May 9, 2001 (inception) through December 31, 2002, these fees amounted to $90,134.

NOTE 6 -   SIGNIFICANT GROUP CONCENTRATION OF RISK

       In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

       The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

       As of December 31, 2002, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.